# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 5E Advanced Materials, Inc., CIK 0001888654
CUSIP: 33830Q109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344
Date of event which requires filing of this statement: 03/13/2025
Amends the filing with accession number 0001104659-24-007802
Filed by CIK 0002001144
Persons authorized to receive notices and communications: Mulyadi Tjandra, 1 Kim Seng Promenade #10-01, East Tower, Great World City, Singapore, Singapore (U0), 237994, 65 6737 3023

## Reporting persons
- Meridian Investments Corporation (CIK 0002009685): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 5,156,847; sole dispositive power 0; shared dispositive power 5,156,847; aggregate amount beneficially owned 5,156,847 (26.6% of the class)
- Ascend Global Investment Fund SPC for and on behalf of Strategic SP (CIK 0002001144): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 10,546,992; sole dispositive power 0; shared dispositive power 10,546,992; aggregate amount beneficially owned 10,546,992 (50.7% of the class)
- Ascend Capital Advisors (S) Pte. Ltd. (CIK 0002009683): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 10,546,992; sole dispositive power 0; shared dispositive power 10,546,992; aggregate amount beneficially owned 10,546,992 (50.7% of the class)
- Ascend Financial Holdings Limited (CIK 0002009892): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 10,546,992; sole dispositive power 0; shared dispositive power 10,546,992; aggregate amount beneficially owned 10,546,992 (50.7% of the class)
- Halim Susanto (CIK 0002001327): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 10,546,992; sole dispositive power 0; shared dispositive power 10,546,992; aggregate amount beneficially owned 10,546,992 (50.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: 5E Advanced Materials, Inc.
Address of issuer's principal executive offices: 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344
Comment: This Amendment No. 7 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on January 29, 2024 (as amended to date, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of 5E Advanced Materials, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 13, 2025, Ascend Global and Meridian each acquired 352,043 shares of Common Stock and warrants to purchase up to 1,408,173 shares of Common Stock pursuant to the previously disclosed Securities Subscription Agreement dated January 14, 2025 among the Issuer, BEP Special Situations IV LLC, Ascend Global and Meridian. The Common Stock was purchased for an aggregate consideration of approximately $2,500,000 and the warrants were acquired for no additional consideration. Ascend Global and Meridian obtained the funds to purchase the Common Stock through capital contributions from their partners and shareholders, respectively, including the other Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The ownership information presented on the cover pages represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon (i) 17,995,995 shares of Common Stock outstanding as of March 13, 2025, as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2025 and (ii) 2,816,346 shares of Common Stock issuable upon the exercise of warrants that are currently exercisable.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

Ascend Global is the record holder of 3,981,972 shares of Common Stock and 1,408,173 shares of Common Stock underlying warrants that are that are currently exercisable. Meridian is the record holder of 3,748,674 shares of Common Stock and 1,408,173 shares of Common Stock underlying warrants that are currently exercisable. Ascend Global is the sole shareholder of Meridian, and may be deemed to share beneficial ownership of the securities held of record by Meridian. Ascend Financial Holdings Limited is the sole shareholder of Ascend Capital Advisors (S) Pte. Ltd., which is the sole partner of Ascend Global. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities beneficially owned by Ascend Global. By virtue of his control of Ascend Financial, Mr. Susanto may also be deemed to share beneficial ownership of the securities beneficially owned by Ascend Global under Section 13(d) of the Securities Exchange Act of 1934 (as amended) and the rules promulgated by the U.S. Securities and Exchange Commission thereunder. Mr. Susanto disclaims beneficial ownership of the securities beneficially owned by Ascend Global.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment No. 7, the Reporting Persons have not effected any transactions in the Common Stock since Amendment No. 6.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Meridian Investments Corporation: /s/ Mulyadi Tjandra, Mulyadi Tjandra, Director (03/17/2025)
- Ascend Global Investment Fund SPC for and on behalf of Strategic SP: /s/ Mulyadi Tjandra, Mulyadi Tjandra, Director (03/17/2025)
- Ascend Capital Advisors (S) Pte. Ltd.: /s/ Mulyadi Tjandra, Mulyadi Tjandra, Director (03/17/2025)
- Ascend Financial Holdings Limited: KEY TIME VENTURES LIMITED, Director; /s/ Lau Kar Yee, Lau Kar Yee, Authorized Signatory of Key Time Ventures Limited (03/17/2025)
- Halim Susanto: /s/ Halim Susanto, Halim Susanto (03/17/2025)